VIA EDGAR

September 17, 2010

Securities and Exchange Commission
100 F Street, N.E.
Judiciary Plaza
Washington, D.C.  20549

Attn:  Division of Corporation Finance,

Re:      SpeedSport Branding, Inc.
            File No. 333-155318

Dear Ladies and Gentlemen:

At the request of SpeedSport Branding, Inc., (the “Company”), we are responding to the comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter dated August 27, 2010 from Amanda Ravitz of the Commission to Roy C. Montgomery, Chief Executive Officer of the Company, relating to Amendment No. 2 to the Registration Statement on Form S-1 of the Company filed with the Commission on August 10, 2010 (the “Registration Statement”).  We have filed simultaneously Amendment No. 4 to the Registration Statement and have attached a marked copy of such Amendment No. 4 indicating the changes that the Company has made to the Registration Statement.

The numbered paragraphs below correspond to the paragraph in which the comment was made.  For your convenience, we have included above our response a copy of the comment to which we are responding.

General

1.  We note your response to our prior comment 3 and reissue in part. Your updated fiscaI years, numbers, and percentages on page 6 of your summary section and on pages 28, 30 and 31 of the MD&A section do not appear to be correct. Please revise or advise.

Response

The Staff's comment has been noted and the registration statement has been amended accordingly.

2.  We note your response to our previous comment 9 and reissue. Please refer to pages 27, 29 and 30.  Your narrative discussion should not merely repeat numerical changes for the increase or decrease in line items, but should be expanded to discuss the various components of each item.  Refer to Instruction 4 to Item 303(a) of Regulation S-K.

The Staff's comment has been noted and the registration statement has been amended accordingly.

Security Ownership of Certain Beneficial Owners and Management

3. We note your response to our  prior comment 13 and reissue. The amounts shown here for debt incurred by you to related parties, as well as shares issued to related parties in debt repayments, do not appear to match the amounts shown in note 2 related party transactions section, in your financial statements. Please revise or advise.

Response

The Company isn’t able to determine from the Staff’s comment which amounts the Staff has determined under “Security Ownership of Certain Beneficial Owners and Management” aren’t consistent with disclosures under “Note 2 Related Party Transactions” in the financial statements. The Company assumes the Staff is referring to the disclosures under the subsection “Certain Relationships and Related Transactions” on pages 36 and 37. The Company believes that the disclosures under that section are consistent with the disclosures under Note 2 of the financials and offers a paragraph by paragraph comparison herewith.

Paragraphs 1,3,5,6, and 7 under “Certain Relationships and Related Transactions” are sum totaled in paragraph 8 as $375,370 in notes converted into 1,876,850 common shares. These paragraphs correspond to amounts set forth in paragraph 1 of Note 2 to the financial statements. Paragraph 2 under “Certain Relationships and Related Transactions” is addressed under paragraph 2 of Note 2 to the financial statements. Paragraph 4 under “Certain Relationships and Related Transactions” makes a generalized statement of borrowing in 2006, of which said amounts of $102,066 were repaid prior to the 2008 and 2009 audit years. Paragraph 9 under “Certain Relationships and Related Transactions” is addressed under paragraph 3 of Note 2 to the financial statements. Paragraph 10 under “Certain Relationships and Related Transactions” is a general statement. Paragraph 11 under “Certain Relationships and Related Transactions” is addressed under paragraph 6 of Note 2 to the financial statements. Paragraph 12 under “Certain Relationships and Related Transactions” is addressed under paragraph 4 of Note 2 to the financial statements. Paragraph 13 under “Certain Relationships and Related Transactions” is addressed under paragraph 5 of Note 2 to the financial statements. Paragraph 14 under “Certain Relationships and Related Transactions” is a general statement. Paragraphs 15 and 16 under “Certain Relationships and Related Transactions” are addressed under paragraph 7 of Note 2 to the financial statements.

We have cross-referenced for the Staff all paragraphs under “Certain Relationships and Related Transactions” to the corresponding disclosure under Note 2 to the financial statements. If the Staff after reviewing the cross-reference still feels that the disclosures don’t match, the Company requests specific examples and amounts so that the necessary adjustments can be made. The Company believes the disclosures currently match as stated.

4.  We note your response to our prior comment 14; however, please revise to include Specialty Rentals, LLC's shares in certain relationships and related transactions and recent sales of unregistered securities sections of  your registration statement or advise.

Response

We believe that the registration statement already includes a reference to Specialty Rentals, LLC in the certain relationships and related transactions and recent sales of unregistered securities sections.

Note 1. Organization, Operation and Summary, page F-6

5.  We note your response to our prior comment 19 and reissue. Please revise your disclosure in the first sentence on page F-7 relating to your design and assembly of "motorsport racecars for [your] own use" or advise.

Response

 The Staff's comment has been noted and the registration statement has been amended accordingly.
See change to second sentence of footnote 1.

Age of financial Statements

6. We note that you provided financial information for March 3l, 2010.  Please continue to consider the financial statement updating requirements as set forth in Rule 8-08 of Regulation S-X. Related. financial information, such as MD&A should also be updated to include the interim period results. Please refer to Rule 8-03 of Regulation S-X for the requisites of the interim financial statements.

Response

The registration statement now provides financial information updated through June 30, 2010.

Exhibit 5.1 Legal Opinion

7. Please revise the legal opinion to reference form S-1 filed on November 12, 2008, as amended.

Response

The legal opinion submitted as an Exhibit has been amended accordingly.

We hope that the Staff will be able to accommodate the Company by responding to this response letter as soon as practicable. In the meantime, should members of the Commission Staff have any questions or comments, or require any additional information regarding any of the responses or the attached filing, please contact the undersigned at 760-692-1162 or Stanley M. Moskowitz, who is Of Counsel to this firm at 858 523-0100, fax 858-523-0444.

Very truly yours,

The Bingham Law Group.

By:s/ Brad Bingham
     Brad Bingham

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